UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Getaround, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

37427G 101 (Common Stock)

(CUSIP Number)

Brandon C. Bentley

InterPrivate Acquisition Management II, LLC

1350 Avenue of the Americas, 2nd Floor

New York, New York 10019

(212) 920-0125

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 19, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 37427G 101	Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) InterPrivate Acquisition Management II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,229,611
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,229,611
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,229,611
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	8.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 37427G 101	Page 3 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ahmed Fattouh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 8,229,611
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 8,229,611
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,229,611
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	8.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 37427G 101	Page 4 of 5

Explanatory Note

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statements on Schedule 13D originally filed by the Reporting Persons on December 12, 2022 (as amended from time to time, the “Schedule 13D”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 1 shall have the meaning assigned to such term in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

On August 19, 2024, InterPrivate Acquisition Management II, LLC (the “Sponsor”) distributed, without consideration, to certain of its members on a pro rata basis 2,707,369 shares of Common Stock and 970,000 warrants to purchase shares of Common Stock (the "Distribution") held by the Sponsor.

Item 5. Interest in Securities of the Issuer:

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) – (b)	Following the Distribution, the aggregate number of shares of Common Stock held by the Sponsor is 8,229,611 shares, representing approximately 8.3% of total number of shares of Common Stock of the Issuer outstanding. This amount includes (i) 5,349,611 shares of Common Stock held directly by the Sponsor and (ii) 2,880,000 shares of Common Stock underlying warrants held directly by the Sponsor. IPVC LLC is the managing member of the Sponsor, and Ahmed Fattouh is the managing member of IPVC LLC. Mr. Fattouh has sole voting and investment discretion with respect to the shares held of record by the Sponsor. Accordingly, all securities held by the Sponsor may ultimately be deemed to be beneficially held by Mr. Fattouh. Each Reporting Person has sole voting and dispositive power with respect to the securities deemed to be beneficially owned by such Reporting Person.

The percentage is calculated based on 96,737,557 shares of Common Stock outstanding as of July 1, 2024, reported in the Issuer's Form S-1 filed on August 2, 2024.

(c)	The information set forth in Item 3 is incorporated herein by reference.

(d)	Except as otherwise described herein, to the knowledge of the Reporting Persons, only the Reporting Persons and the members of the Sponsor have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock of the Issuer reported herein.

(e)	Inapplicable.

CUSIP No. 37427G 101	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of each of the Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2024

/s/ Ahmed Fattouh
Ahmed Fattouh

INTERPRIVATE ACQUISITION MANAGEMENT II, LLC By: IPVC LLC, its manager

By:	/s/ Ahmed Fattouh
Name:	Ahmed Fattouh
Title:	Manager

[Signature Page to Schedule 13D/A]